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                          November 30, 2020

       Yunfei Li
       Chief Executive Officer
       CBAK Energy Technology, Inc.
       BAK Industrial Park, Meigui Street
       Huayuankou Economic Zone
       Dalian City, Liaoning Province, 116450
       People   s Republic of China

                                                        Re: CBAK Energy
Technology, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 23,
2020
                                                            File No. 333-250893

       Dear Mr. Li:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Kevin Sun